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                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(a)

                               (Amendment No. )*


                       HUDSON'S GRILL INTERNATIONAL, INC.
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                                (Name of Issuer)

                   Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                   444229108
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                                 (CUSIP Number)

                                   David Roff
                                 27 Chicora Ave
                              Toronto, ON M5R 1T7
                           Telephone: (416) 928-3095
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           (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                  May 10, 2008
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 444229108                                            Page 2 of 7 Pages

--------- ----------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          David Roff
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) [_]
                                                                     (b )[_]
--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF - Personal Funds
--------- ----------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada
--------- ----------------------------------------------------------------------

                   7 NUMBERED SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

                          11,730,770 shares
NUMBER OF          ------ ------------------------------------------------------
SHARES
BENEFICIALLY       8      NUMBERED SHARES BENEFICIALLY OWNED BY EACH REPORTING
OWNED BY                  PERSON WITH SHARED VOTING POWER
 EACH
REPORTING                 0
PERSON             ------ ------------------------------------------------------
 WITH
                   9      NUMBERED SHARES BENEFICIALLY OWNED BY EACH REPORTING
                          PERSON WITH SOLE DISPOSITIVE POWER

                          11,730,770 shares
                   ------ ------------------------------------------------------

                   10 NUMBERED SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
                          0

--------- ----------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,730,770
--------- ----------------------------------------------------------------------

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          67.85%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------- ----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 444229108                                            Page 3 of 7 Pages

Item 1.     Securities and Issuer
            ---------------------

      This statement relates to shares of Common Stock, $0.0001 par value (the "Shares") of Hudson's Grill International, Inc., a Texas corporation (the "Issuer"). The address of the Issuer's principal executive office is 27 Chicora Ave, Toronto, ON, M5R 1T7.

Item 2.     Identity and Background
            -----------------------

      This Schedule 13D is filed by David Roff having an address of 27 Chicora Ave, Toronto ON, M5R 1T7.

      Mr. Roff, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      Mr. Roff, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

      Mr. Roff is a citizen of Canada.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

      Acquisition from Issuer

      Mr. Roff has sole control over the shares he holds. He acquired 4,800,000 shares on December 21, 2008 and 6,900,000 on May 10, 2010. The first was a purchase for $210,000 and the second was a conversion of a note payable in the amount of $36,000.

      Funds used to purchase the securities were personal funds of Mr. Roff.

                                  SCHEDULE 13D


CUSIP No. 444229108                                            Page 4 of 7 Pages


Item 4.     Purpose of the Transaction
            --------------------------

      Mr. Roff acquired the shares of the Issuer's common stock (described in Item 3 above) for investment purposes.

      Subject to the ongoing evaluation of the company as an investor and other than in connection with his responsibilities as an officer and director, currently Mr. Roff has no current plans or proposals which relate to or would result in any of the following, other than as discussed above:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except in the ordinary course based on regular investment decisions;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries other than a proposed reconveyance from Texas to Nevada and a reverse split of the common stock;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.;

            (e) Any material change in the present capitalization or dividend policy of the Issuer other than the proposed reconveyance from Texas to Nevada and a reverse split of the common stock;

            (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

            (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                                  SCHEDULE 13D


CUSIP No. 444229108                                            Page 5 of 7 Pages


            (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

            (j) Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

            (a) The following table sets forth the aggregate number and percentage of shares of the Issuer's common stock beneficially owned by the Reporting Persons herein:

            Reporting Person      Shares Beneficially Owned          Percentage
              David Roff               11,730,770 (1)                67.85(2)

(1) Consists of 11,730,770 shares of common stock held by Mr. Roff directly of which 6,900.000 was acquired on May 10, 2010.

(2) Percentage calculation based on total number of outstanding shares of the Issuer's common stock as of May 12, 2010 which was reported as 17,364,986 in the Issuer's proxy statement. Shares of common stock that are issuable upon exercise of outstanding warrants or options, to the extent exercisable within 60 days, have been treated as outstanding for purposes of calculating percentage ownership.

            (b) For the Reporting Person under paragraph (a), the following table sets forth the number of shares of the Issuer's common stock as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct disposition:

    Sole             Sole          Shared          Sole              Shared
  Reporting         Power          Power          Power of          Power of
   Person          to Vote        to Vote       Disposition        Disposition
  ---------       ----------      -------       -----------        -----------

  David Roff      11,730,770        0            11,730,770            0

                                  SCHEDULE 13D


CUSIP No. 444229108                                            Page 6 of 7 Pages


Item 6.     Contracts, Arrangements, Understandings or Relationships with
            -------------------------------------------------------------
            Respect to Securities of the Issuer
            ------------------------------------

                 Not applicable.

Item 7.     Materials to be Filed as Exhibits
            ---------------------------------

                 None

                                  SCHEDULE 13D


CUSIP No. 444229108                                            Page 7 of 7 Pages


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   May 14, 2010                    /s/ David Roff
                                         --------------
                                         David  Roff,
                                         an individual




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